Friends & Family

Warm outreach - email 1

Subject:
A breakthrough in sports fan engagement

Message:

[First Name],

It's been a while since we have caught up, but hopefully you have followed the tremendous progress that we have been making with Plus.Fan. Since launching our beta platform in January we have added almost one new team per month and have over 700% membership growth since May.

There is a huge white space in the $320B fan engagement market that is ripe for the type of insider experience that we help teams create. Given our positive traction, we are seeking capital to accelerate both our platform development and partner acquisition.

This week, we soft launched a crowdfunding campaign.   Before opening investment to the general public we are reaching out directly to friends, family and business connections. You can read more about the opportunity here: [Wefunder](). If you have any questions, feedback or would like to discuss the business in more detail I would be happy to schedule a call.

Thanks,

[Name]

Warm outreach followup - email 2

Subject:
A breakthrough in sports fan engagement

[First Name],

A few days ago I reached out to share some information about Plus.Fan, our newly launched fan engagement platform. In only six months:

- We have signed 7 teams from 4 countries;
- Enrolled over 2,000 users and members have joined;
- Proved value to fans with 88% paid member retention.

I know schedules and inboxes fill up quickly in the summer, so I wanted to follow-up in case my initial message went unnoticed. I would very much appreciate your feedback and insight. You can read more about the business opportunity here: [Wefunder]().

I would also be happy to schedule a call to catch-up and answer any questions.

Thanks,

[Name]

Warm outreach followup - email 3 - news

Subject:
Plus.Fan breaking news

[First Name],

I wanted to share a recent piece of news regarding Plus.Fan <mark>[Link to press release or website]</mark>. The early response from teams, fans and investors has been overwhelmingly positive. Here's a quote from the chairman of our beta launch partner:

"The [Plus.Fan] experience is a game-changer for our supporters. It's about creating a community that transcends borders and we're excited to see the impact it will have on the connection between the club and its fans."   Peter Clarke, Carrick Rangers FC

Have you had a chance to take a closer look at the business opportunity? I would love your insight. You can find more detailed information here: Wefunder.

Thanks,

[Name]

Warm outreach followup - email 4 - news

Subject:
Your feedback requested

[First Name],

Any thoughts on Plus.Fan? I have attached a one pager that summarizes the opportunity, and you can find more detailed information here: Wefunder.

Does it make sense to set up a short catch-up to answer any questions? Anyone else you think we should be reaching out to?

Thanks,

[Name]

Warm outreach followup - email 5 - deadline approaching

Subject:
Deadline approaching

[First Name],

We've had a tremendous response to Plus.Fan since our campaign soft launch in mid-July. We are preparing to open up investment to the general public, and I do not want you to miss out if you are interested in participating.

You can find the full information about the business opportunity here: [Wefunder](#).

Thanks,

[Name]